SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                ----------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              U.S. Industries, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Delaware                                        22-3568449
------------------------------------------                ----------------------
 (State                                                      of incorporation or
                                                             organization)  (IRS
                                                             Employer
                                                             Identification No.)

 101 Wood Avenue South, Iselin, NJ                        08830
------------------------------------------                ------
 (Address of principal executive offices)                 (Zip Code)

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.

If this form relates to the  registration  of A CLASS OF securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.

Securities Act registration statement file
number to which this form relates:             _______________
                                               (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
Rights to Purchase Series A                       New York Stock Exchange
Junior Preferred Stock


     Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant's Securities to be Registered.

     On October 15, 1998, the Board of Directors of U.S. Industries, Inc. (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of Common Stock, par value $0.01 per share (the "Common Stock"), of the Company held by stockholders of record on October 29, 1998. Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of preferred stock of the Company, designated as Series A Junior Preferred Stock (the "Preferred Stock") at a price of $65 per one one-hundredth (1/100) of a share (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Chase Manhattan Bank, as Rights Agent (the "Rights Agent").

     As  discussed  below,   initially  the  Rights  will  not  be  exercisable,
certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

     Unless earlier redeemed, the Rights will expire (the "Final Expiration Time") (i) at the close of business on October 15, 2008 or (ii) if the Rights Distribution Date (as defined below) shall have occurred before October 15, 2008, at the close of business on the 90th day following the Rights Distribution Date, provided that the Board of Directors of the Company does not extend or otherwise modify the Rights. There can be no assurance, however, as to whether or not such Board of Directors will so extend, modify or redeem the Rights.

     The Rights, unless earlier redeemed by the Company's Board of Directors or extended or modified as described above, become exercisable by each record holder thereof, other than the Acquiring Person (as defined below), upon the close of business on the day (the "Rights Distribution Date") which is the earlier of (i) the tenth day following the first date (the "Stock Acquisition Date") on which there is a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person") or such earlier or later date (not beyond the thirtieth day after the Stock Acquisition Date) as the Board of Directors may determine and (ii) the tenth business day (or such later date as may be determined by the Company's Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer); prior thereto, the Rights will not be exercisable, will not be represented by a separate certificate, and will not be transferable apart from the Common Stock. An Acquiring Person does not include (A) Harris Associates L.P. and its associates and affiliates ("Harris"), (B) the Company, (C) any subsidiary of the Company,
(D) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or (E) any person or group whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by the Company's Board of Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Company's Board of Directors (provided that any person or group that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon acquisition of an additional 1% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person or group becoming an Acquiring Person by reason of such clause (i) or (ii), and provided further that Harris shall become an Acquiring Person if Harris acquires
Beneficial Ownership of an additional 1% or more of the voting stock of the Company (unless the acquisition of such additional voting stock would not result in Harris becoming an Acquiring Person by reason of clause (i) or (ii) above) or commences, or announces an intention to commence, a tender or exchange offer upon the successful consummation of which Harris would be the beneficial owner of 15% or more of the voting stock of the Company (irrespective of whether any shares are actually purchased pursuant to any such offer)). For purposes of the foregoing, outstanding voting stock of the Company includes voting stock that trades on a "when issued" basis on a national securities exchange (such as the NYSE), on the National Association of Securities Dealers Automated Quotation System or otherwise.

     The Rights Agreement provides that when a person or group of affiliated or associated persons becomes an Acquiring Person (other than pursuant to a Qualifying Tender Offer (as defined below)), such Acquiring Person's Rights will thereupon become null and void.

     The Rights Agreement provides that until the Rights Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), Common Stock certificates will contain a legend incorporating the Rights Agreement by reference. Until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Rights Distribution Date and such separate certificates alone will evidence the Rights from and after the Rights Distribution Date.

     The Series A Preferred Stock is nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of the Company's preferred stock. The Series A Preferred Stock may not be issued except upon exercise of Rights. Each share of Series A Preferred Stock will be entitled to receive when, as and if declared, a quarterly dividend in an amount equal to the greater of $0.10 per share or 100 times the cash dividends declared on the Common Stock. In addition, Series A Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Common Stock, in like kind. In the event of the liquidation of the Company, the holders of Series A Preferred Stock will be entitled to receive a payment in an amount equal to the greater of $65 per one one-hundredth share or 100 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed, exchanged or converted, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. The rights of Series A Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions. If the dividends accrued on the Preferred Stock for four or more quarterly dividend periods, whether consecutive or not, shall not have been declared and paid or irrevocably set aside for payment, the holders of record of Preferred Stock of the Company of all series (including the Series A Preferred Stock) will have the right to elect two members to the Company's Board of Directors.

     The number of shares of Series A Preferred Stock issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision, combination or issuance of capital stock in a reclassification of, the Common Stock. The Exercise Price for the Rights is subject to adjustment in certain circumstances, including certain distributions of cash or other property to holders of Common Stock.

     Unless the Rights are earlier redeemed, in the event that, at any time on or after the Rights Distribution Date, the Company were to be acquired in a merger or other business combination (in which any shares of Common Stock are changed or converted into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person, will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, in the event that a person or group becomes the beneficial owner of 15% or more of the Company's voting stock (other than pursuant to a tender or exchange offer (a "Qualifying Tender Offer") for all outstanding shares of Common Stock that is approved by the Board of Directors, after taking into account the long-term value of the Company and all other factors they consider relevant), the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the Series A Preferred Stock having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Common Stock as provided in the Rights Agreement).

     Fractions of shares of Series A Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

     At any time on or prior to the close of business on the tenth day after the time that a person has become an Acquiring Person (or such later date as may be determined by a majority of the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $0.0l per Right, subject to adjustment (the "Redemption Price"). Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For as long as the Rights are then redeemable, the Company may amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such.

     In addition, the Board of Directors of the Company may, at its option, at any time after the tenth day following a Stock Acquisition Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of the voting stock of the Company, elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Distribution Date (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

     Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Holders of Common Stock may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     As of October 15, 1998 there were 105,139,616 shares of Common Stock issued (of which 98,560,760 shares were outstanding and 6,578,856 shares were held in treasury) and 2,461,127 shares reserved for issuance pursuant to employee benefit plans. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached. The Company's Board of Directors has reserved for issuance upon exercise of the Rights 2,000,000 shares of Series A Preferred Stock.

     The Rights Agreement (which includes as Exhibit B the forms of Right Certificates and Election to Purchase and as Exhibit C the form of Certificate of Designations of Series A Junior Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Item 2. Exhibits.

Exhibit No.     Description

        (1)     Rights Agreement.

        (2) Forms of Right Certificate and of Election to Purchase, included in Exhibit B to the Rights Agreement.

        (3) Form of Certificate of Designations of Series A Junior Preferred Stock, included in Exhibit C to the Rights Agreement.

\

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         U.S. INDUSTRIES, INC.



                          By /s/ Steven C. Barre
                             ------------------
                             Name: Steven C. Barre
                             Title: Assistant Secretary


Date:        October 15, 1998

                                  EXHIBIT INDEX

Exhibit No.                  Description

        (1)                  Rights Agreement, dated as of
                             October 15, 1998 (the
                             "Rights Agreement"), between
                             U.S. Industries, Inc. and
                             The Chase Manhattan Bank, as Rights Agent.

        (2)                  Forms of Right Certificate
                             and of Election to Purchase,
                             included in Exhibit B to the
                             Rights Agreement.

        (3)                  Form of Certificate of Designations
                             of Series A Junior Preferred Stock,
                             included in Exhibit C to the Rights
                             Agreement.